Exhibit 17.1

Miles Everson

1211 W Riverside Dr.

Austin. TX 78704

July 10, 2026

VIA EMAIL

Board of Directors

Fermi Inc.

c/o Corporate Secretary and General Counsel

Re: Resignation from Board of Directors

Dear Members of the Board:

I hereby resign from the Board of Directors of Fermi Inc. (the “Company”), including from any committee of the Board on which I serve, effective immediately upon delivery of this letter, or such other time as may be required under the Company’s governing documents. As of the date of this letter, I do not serve on any committees to my knowledge.

My resignation is due to a disagreement with the Company regarding its governance practices and the Company’s failure to provide required Board and committee minutes after a number of requests, including my written requests reflected in April 18, 2026 correspondence to the entire Board of Directors and in the May 5, 2026 correspondence to the chairman of the Board. In those requests, I requested that foundational information for sound governance be provided. I specifically stated that I had not received minutes of Board or committee meetings that occurred prior to my appointment or minutes of Board or committee meetings since my appointment, and I requested that all Board minutes, including committee minutes, be provided and distributed on a timely basis going forward.

Despite that request, and despite the chair’s May 5, 2026 acknowledgment that counsel would respond to my document requests and that Board minutes would be provided in the near term, the Company has failed to provide the requested minutes. The Company’s continued failure to provide those minutes prevents me from being fully informed regarding Board and committee actions, impairs my ability to evaluate the Company’s governance processes and prior Board actions, and materially interferes with my ability to discharge my fiduciary duties as a director of a public company.

Furthermore, the Company’s continued use of special committees to approve significant transactions is a means of avoiding full Board action, including candid discussions and feedback by the members of the Board. Yesterday’s announcement of a new $350 million convertible bond is just such an example. This matter was not brought to the Board for discussion or debate. In fact, I wasn’t made aware of the transaction until the public announcement was made.

For the avoidance of doubt, I am not resigning for personal reasons, due to time constraints, or as part of an ordinary-course Board transition. I am resigning because I disagree with the Company’s failure to provide directors with required Board and committee minutes and related governance records necessary for informed Board service. Please ensure that any public disclosure concerning my resignation accurately describes the circumstances set forth in this letter. I do not consent to any disclosure suggesting that my resignation is unrelated to the governance concerns described above. To the extent the Company files a Form 8-K or any other public disclosure regarding my resignation, please provide me with a copy of the proposed disclosure no later than the time of filing and provide me the opportunity to furnish a responsive letter for filing, as applicable. This letter should be filed as an exhibit to the Company’s public disclosure to the extent required.

Nothing in this letter should be construed as a waiver of any rights, claims, protections, indemnification, advancement, exculpation, insurance coverage, books-and-records rights, or other rights I may have as a current or former director under applicable law, the Company’s governing documents, any indemnification agreement, the Company’s D&O insurance policies, or otherwise. I expressly reserve all such rights.

Please also preserve all records relating to my requests for Board and committee minutes, the Company’s responses to those requests, and the Board and committee meetings and actions referenced in those requests.

Sincerely,

/s/ Miles Everson
Miles Everson

Director
Fermi Inc.

cc:	George Wentz, General Counsel Melissa A Neugebauer 2020 Trust